

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2026

Gregory Anderson
Chief Executive Officer
Allegiant Travel Company
1201 North Town Center Drive
Las Vegas, Nevada 89144

      Re: Allegiant Travel Company
            Draft Registration Statement on Form S-4
            Filed February 25, 2026
            CIK No. 0001362468

Dear Gregory Anderson:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Timothy S. Levenberg at 202-551-3707 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation

cc: Richard Oliver, Esq., of Skadden, Arps, Slate, Meagher & Flom LLP